International Release no. 1236 File No. 70-9669

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

Scottish Power plc

In accordance with the order of the Securities and Exchange Commission dated December 6, 2000, Holding Company Act Release No. 27290 (the “Order”), Scottish Power plc (“ScottishPower”) hereby submits its report for the period April 1, 2002 to September 30, 2002 (the “Reporting Period”). The following is a listing of the applicable reporting requirements contained in the Order (each, a “Reporting Requirement”), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

In this report, a conversion ratio of 1 GBP to 1.573 USD has been used.

Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by ScottishPower during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response:    Ordinary shares were issued by ScottishPower as detailed in the following table.

Date	No. of ScottishPower Ordinary Shares Issued	Market Price/ And Sale Price Details per share(if other than market)	Proceeds GBP	Proceeds USD
	1,688,249	£3.74	£6,319,215	$9,940,125

Debt securities were issued by ScottishPower as detailed in the following table.

Acquiring Company	Initial Principal Amount	Interest Rate	Term of Loan	USD at 9/30/02
Royal Bank of Scotland plc	78,650,000	4.3625%	04/22/02-04/25/02	NIL
Bank of Tokyo Mitsubishi	78,650,000	4.2958%	04/22/02-04/25/02	NIL

Reporting Requirement No. 2:    The amount of guarantees issued during the reporting period by ScottishPower or PacifiCorp, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:    No guarantees were issued by ScottishPower or PacifiCorp during the reporting period.

Reporting Requirement No. 3:    ScottishPower’s aggregate investment, as defined under rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of ScottishPower’s consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period.

Response:

A.    As of September 30, 2002 ScottishPower’s consolidated retained earnings calculated in accordance with U.S. GAAP was USD $3,495 million.

B.    ScottishPower’s aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of September 30, 2002 was USD $2,344 million.

C.    ScottishPower’s aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 67% as of September 30, 2002.

D.    During the reporting period no EWG and FUCO investments were made. The aggregate investment in FUCOs decreased as a result of exchange rate effects.

Reporting Requirement No. 4:    The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by ScottishPower or if not exempt under the Act, by PacifiCorp since the date of the Order.

Response:    Please see Exhibit A-1 attached hereto.

Reporting Requirement No. 5:    A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified

Issuing Company	Acquiring Company	Initial Principal Amount	Interest Rate	Term of Loan	USD At 9/30/02
NA1	N/A	N/A	N/A	N/A	N/A
NA2	N/A	N/A	N/A	N/A	N/A
NAGP	N/A

Reporting Requirement No. 6:    The amount and terms of any short-term debt issued by PacifiCorp or by any PacifiCorp Subsidiary, and a list of the deposits and withdrawals by any PacifiCorp or any PacifiCorp Subsidiary from Money Pool.

Response:

Short-Term Debt Issued by PacifiCorp
During the Reporting Period
(excluding money pool borrowings reported below)

Utility Subsidiary	Description/Terms of Debt	Amount Issued (USD)		Maximum Outstanding	Balance at 09/30/02
PacifiCorp	Commercial Paper	$3,731,373,000	*	$252,910,000	$236,050,000

*Total Amount Issued during the reporting period includes aggregate total of each overnight borrowing (average overnight trade $29 million                 each day)and all other issues, some of which represent rollovers.

Commercial Paper issued with a rate range of             1.81% to             2.30%.

No Money Pool borrowings were made during the reporting period.

	Net Amount on Deposit	Net Amount of Borrowings
PACIFICORP	$0	$24,135,646
PACIFICORP GROUP HOLDINGS	$293,693,305	$9,846,200
PACIFICORP FINANCIAL SRVS	$2,749,802	$0

PACIFICORP POWER MARKETING	$0	$279,718,956
PACE	$396,786	$0
PKE	$6,378,741	$0

PMI	$10,161,297	$0

PACIFICORP TRANS	$320,871	$0

	$313,700,802	$313,700,802

* A list of all deposits and withdrawals during the reporting period for each company is available to the SEC staff upon request.

Reporting Requirement No. 7:    The amount and terms of any nonexempt financings consummated during the period by PacifiCorp during the reporting period.

Response:    None

Reporting Requirement No. 8:    The amount and terms of any nonexempt financings consummated by any non-utility PacifiCorp Subsidiary.

Response:    None

Reporting Requirement No. 9:    A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of ScottishPower and PacifiCorp.

Response:

For ScottishPower see Exhibits A-3 attached hereto.

For the PacifiCorp Group companies, please see Exhibit A-4 attached hereto.

Reporting Requirement 10:    Copies of ScottishPower’s filings on Form 20-F and semiannual reports to shareholders.

Response:    Filed under cover of Form SE as Exhibit A-5.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission’s File No. 70-9669) to be signed on its behalf by the undersigned thereunto duly authorized.

SCOTTISH POWER PLC

By:	/s/ David T. Nish
David T. Nish Finance Director

Date:    November 27, 2002

EXHIBIT INDEX

Exhibit No.	Description	Page
Exhibit A-1	Aggregate Amount of ScottishPower/PacifiCorp Securities Issued Since April 1, 2002 and Outstanding as of the End of the Reporting Period	Filed herewith

Exhibit A-2	Retained Earnings Analysis of PacifiCorp	Filed herewith

Exhibit A-3	ScottishPower September 30, 2002 Rule 24 Capitalization Table	Filed herewith

Exhibit A-4	Capital Structure of PacifiCorp Group Companies	Filed herewith

Exhibit A-5	Copies of ScottishPower’s Filing on Form 20-F and semiannual reports to shareholders	Filed under cover of Form SE